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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax

June 4, 2021

Re:	GH Research PLC Draft Registration Statement on Form F-1 Submitted April 20, 2021 CIK No. 0001855129

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jenn Do, Staff Accountant
Kevin Kuhar, Staff Accountant
Jeffrey Kauten. Attorney-Advisor
Mary Beth Breslin, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, GH Research PLC (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated May 17, 2021 (the “Comment Letter”). On April 20, 2021, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter a revised Registration Statement on Form F-1 (the “Revised Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Revised Registration Statement. We are also sending, under separate cover, a marked copy of the Revised Registration Statement showing changes to the Draft Registration Statement.

2	June 4, 2021

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please disclose that your GH001 product candidate is delivered via inhalation of aerosols from a vaporization device produced by a third-party.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 1, 109 and 122 of the Revised Registration Statement accordingly.

Our Pipeline, page 1

2.
Please revise the last two items under GH001 in your pipeline table to identify the indications or tell us why you believe these items are sufficiently material to warrant inclusion in the table despite not having identified an indication. The statement that you will plan to explore additional indications through collaborations with academic institutions and commercial contract research organizations, or CROs, where you appear not to have yet entered into any material collaborations, suggests that these are not currently material and do not warrant disclosure in the chart. Please also provide similar disclosure of the indication under GH002. We note that GH002 is in the preclinical stage and there is little discussion of GH002 in your submission separate from the discussion of GH001.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 1 and 124 of the Revised Registration Statement accordingly and has removed the pipeline table.

3	June 4, 2021

5-MeO-DMT Mechanism of Action in Psychiatric and Neurological Disorders, page 2

3.
We note your statement here that the administration of your product candidates correlate with clinical improvement across various psychiatric and neurological disorders and your statement on page 130 that the SSG concluded that all single doses were safe to administer. Please revise this and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure pages 2, 3, 133, 134 and 136 of the Revised Registration Statement accordingly.

Our Market Opportunity, page 2

4.
Please disclose the source of your statement that there are “an estimated number of approximately 48 million MDD patients in the United States and Europe, of which about 50% receive treatment with pharmacotherapy or pharmacotherapy and psychotherapy, we estimate that there are approximately nine million TRD patients in the United States and Europe who would be candidates for treatment.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 1 and 127 of the Revised Registration Statement accordingly.

Our 5-MeO-DMT Therapies: GH001 and GH002, page 3

5.
Please disclose the percentage of patients in your clinical trials that experienced at least one adverse drug reaction, the duration of your clinical trials and that your clinical trials were conducted in the Netherlands.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 4 and 137 of the Revised Registration Statement accordingly.

Risk Factors

We depend on third-party suppliers..., page 77

6.	Please identify the manufacturer that is the sole supplier of your vaporization device.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 78 of the Revised Registration Statement accordingly.

4	June 4, 2021

Provisions of our Constitution could delay..., page 93

7.	Please revise your statement that a supermajority of the voting power is required to amend your constitution to clarify that such an amendment requires the approval of 75% of the voting power.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 94 of the Revised Registration Statement accordingly.

Use of Proceeds, page 100

8.
Please revise your disclosure to indicate the portion of proceeds to be allocated to each product candidate. Please also disclose how far the funds from this offer and existing cash will allow you to proceed with the continued development of each of your product candidates with respect to each indication you are pursuing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 9 and 101 of the Revised Registration Statement accordingly.

Management's Discussion and Analysis, page 107

Results of Operations, page 111

9.
Given your disclosure on page 112 that you expect research and development costs to "increase materially in the near future, consistent with our plan to advance our GH001 and GH002 product candidates through clinical development", please revise to disclose costs by product candidate as well as by the nature of expense for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 112 and 115 of the Revised Registration Statement accordingly.

10.
Please revise to disclose the extent to which any stock-based compensation has been awarded during 2021 and provide the fair market valuation of each award. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 168 of the Revised Registration Statement accordingly. The Company respectfully advises the Staff that the only stock-based compensation that has been awarded during 2021 or for the periods for which the financial statements are included in the Revised Registration Statement are the 126,218 options which were awarded to Ms. Julie Ryan, the Company’s Group Finance Director on June 4, 2021, for which the fair market value of the ordinary shares underlying the options will be the midpoint of the estimated offering price for the Company’s proposed initial public offering. On this basis, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not intend to submit a separate letter explaining how the Company determined the estimated fair value of its ordinary shares and the reasons for any differences between the recent valuation of the Company’s ordinary shares leading up to the Company’s initial public offering and the estimated offering prices.

5	June 4, 2021

Business

Economic and Societal Burden, page 118

11.	Please disclose the source of your statements in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 127 and 128 of the Revised Registration Statement accordingly.

Intellectual Property, page 134

12.
Please disclose the jurisdictions in which you have filed your patent applications and the specific products, product groups and technologies to which such patent applications relate. Also, briefly describe the agreements with third parties you refer to on page 71 under which you grant or are granted rights to intellectual property.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 72 and 140 of the Revised Registration Statement accordingly.

Management

Equity Incentive Plans, page 160

13.	Please file the 2021 equity incentive plan and the employment agreements with your executive officers as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company intends to file the 2021 equity incentive plan in a subsequent filing.

The Company respectfully submits to the Staff that, pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K and due to its status as a foreign private issuer, it does not believe that the employment agreements with its executive officers are required to be filed as exhibits to the Revised Registration Statement. In satisfaction of the above-mentioned criteria, the Company hereby represents that (i) it is in compliance with the disclosure requirements of Item 402(a)(1) of Regulation S-K, (ii) the public filing of the letter agreements with its executive officers is not otherwise required by the laws of Ireland, and (iii) the Company has not otherwise disclosed the letter agreements.

6	June 4, 2021

Tax Considerations, page 193

14.	Please file the consent of Davis Polk & Wardwell LLP as an exhibit to your registration statement. For guidance, refer to Section III.A.2 of Staff Legal Bulletin No. 19.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 199 of the Revised Registration Statement accordingly. The reference to Davis Polk & Wardwell LLP has been removed, and accordingly, the Company respectfully submits to the Staff that it does not intend on filing the consent of Davis Polk & Wardwell LLP as it is no longer necessary.

Underwriting, page 200

15.	Please disclose the exceptions to the lock-up agreements with your directors, officers and existing stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 208 to 210 of the Revised Registration Statement accordingly.

General

16.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

Please do not hesitate to contact Deanna L. Kirkpatrick at 212-450-4135 or deanna.kirkpatrick@davispolk.com or me at 212-450-4839 or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Yasin Keshvargar

Yasin Keshvargar

cc:	Theis Terwey, PD, Dr. Med., Chief Executive Officer, GH Research PLC